KPMG

FINANCIAL STATEMENTS AND AUDITOR'S REVIEW REPORT

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED)

SECOND QUARTER ENDED JUNE 30, 2002 AND 2001

KPMG

KPMG Audit (Thailand) Limited
บริษัท เคพีเอ็มจี ออดิท (ประเทศไทย) จำกัด

G.P.O. BOX 2685
Bangkok 10500
Thailand

21st - 22nd Floor, Empire Tower
195 South Sathorn Road, Yannawa,
Sathorn, Bangkok 10120
Thailand

Telephone: 66 (2) 677 2000
Telefax: 66 (2) 677 2222

Auditor's Review Report

To the Shareholders of TT & T Public Company Limited:

(Formerly : Thai Telephone & Telecommunication Public Company Limited)

I have reviewed the consolidated balance sheet of TT & T Public Company Limited and subsidiaries as at June 30, 2002, the related consolidated statements of income for each of the three-month and six-month periods ended June 30, 2002, changes in shareholders' equity and cash flows for the six-month period ended June 30, 2002, and the financial statements of TT & T Public Company Limited for the same period. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my review.

I conducted my review in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion.

Based on my review, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I draw attention to Notes 1, 2, 10 and 15 to the financial statements, which state about the following:

1) Although various plans have been undertaken by the Company's management with regard to the debt restructuring with the major creditors, the restructuring of investment in the subsidiary company, search for investors, increase in share capital, etc.; however, the operations of the Company in complying with the conditions of the various contracts, may continue to be affected by the economic conditions in Thailand and Asia Pacific in general. The said uncertainties may continue affecting the operations of the Company. The ability to continue the business depends on the economic recovery as well as the success of the various plans, which the Company's management are undertaking. The financial statements do not include the adjustments concerning the value or the amount of assets which can be converted into cash, and the reclassification of liabilities if necessary, should the Company fail to take action as planned. Furthermore, the Company is conducting negotiations with a creditor who has made a debt restructuring by converting to the Company's common shares, in order to conclude a debt repayment contract which might effect the reduction in cost of telephone services expansion project transferred to TOT.

2) As discussed in Note 10 to the financial statements in the fourth quarter of 2001 and the first quarter of 2002, the Company had over recorded the income from TOT, amounting to approximately Baht 42.12 million and Baht 51.25 million respectively, the resulting in the loss for the fourth quarter of 2001 being understated amounting to approximately Baht 42.12 million and the profit for the first quarter of 2002 being overstated amounting to approximately Baht 51.25 million. As the economy price for the long distance call service does not cover the mobile phone call service fee and does not include the service fee charged to TOT, which the Company has investigated and reported to TOT. The Company has made adjustments to the beginning balance of deficit as at January 1, 2002 and the profit for the first quarter of 2002 to correct the errors made.

3) As discussed in Note 15 to the financial statements, on March 26, 2002, the Company had novated the debt in relation to the Sale and Purchase by Installment Agreement of Public Phones from TT&T Value Added Service Co., Ltd. (a subsidiary company), at it's book value of Baht 108.3 million (approximately USD 2.4 million). The Company, on March 29, 2002, had received a transfer of all assets of this particular subsidiary at the book value of approximately Baht 575 million as per conditions stipulated in the agreement dated on the Business Transfer Date (March 29, 2002) and in complying with the Resolution of the Extraordinary Meeting of Shareholders held on February 20, 2002 as well as the Resolution of Board of Directors Meeting on March 20, 2002. The Company had adopted the use of the generally accepted accounting standards in the U.S.A. - APB No.16 Interpretation 39 entitled "Transfers and Exchanges Between Companies Under Common Control."

The consolidated financial statements of TT&T Public Company Limited and the subsidiaries and the separate financial statements of the Company, before being restated deficit as at the beginning of period in the amount of Baht 42.12 million as discussed in Note 10 to the financial statements, for the year ended December 31, 2001 were audited by another auditor whose report dated February 12, 2002, expressed an unqualified opinion on those financial statements with an emphasis on the uncertainty of the economic situation. The balance sheet as at December 31, 2001, presented herein for comparative purposes, is part of such audited financial statements. Furthermore, the consolidated financial statements of TT&T Public Company Limited and subsidiaries and the separate financial statements of the Company for the three-month and six-month period ended June 30, 2001 were reviewed by another auditor whose report dated August 2, 2001, expressed that nothing has come to her attention that causes her to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles and emphasis on the going concerned matter. The consolidated statements of income, change in shareholders' equity and cash flows, presented herein for comparative purpose, are part of such financial statements.

Ms. Somboon Supasiripinyo
Certified Public Accountant
Registration Number 3731

KPMG Audit (Thailand) Limited
Bangkok, July 29, 2002

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED)

BALANCE SHEETS

AS AT JUNE 30, 2002 AND DECEMBER 31, 2001

(Amount : Thousand Baht)

ASSETS	Consolidated		The Company Only	
	As at June 30, 2002	As at December 31, 2001 (Restated)	As at June 30, 2002	As at December 31, 2001 (Restated)
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
CURRENT ASSETS				
Cash on hand and in banks (Note 12)	821,838	697,891	733,664	532,784
Short-term investments				
- Fixed deposits (Note 12)	51,708	-	51,708	-
- Short-term investments in promissory notes (Note 12)	1,028,000	850,000	920,000	720,000
Receivable from Telephone Organization of Thailand - net (Note 5)	1,738,861	1,625,510	1,738,861	1,625,510
Receivable from subsidiaries (Note 4)	-	-	10,682	112,627
Accounts receivable - Others (net of allowance for doubtful accounts of approximately Baht 75 million)	54,322	38,654	40,805	33,512
Inventories - net	342,519	406,606	342,354	406,507
Dividend receivable (Note 6)	-	-	205,200	-
Accrued income from telephone services	206,987	226,136	206,987	226,135
Accrued income from long distance telephone service	20,647	46,171	20,647	46,171
Prepaid long distance circuit rental	132,906	68,418	132,906	68,418
Prepaid expenses to Telephone Organization of Thailand	19,487	8,800	19,487	8,800
Accrued interest receivable	14,160	10,147	13,947	5,827
Deposits and advance payment to subcontractors	35,244	14,214	8,411	3,339
Other current assets	38,189	82,731	33,576	68,553
Total Current Assets	4,504,868	4,075,278	4,479,235	3,858,183
NON-CURRENT ASSETS				
Refundable value added tax	218,578	42,740	196,586	22,235
Advance for purchase of payphone	-	17,195	-	-
Investments in subsidiaries - Equity method (Note 6)		-	407,237	547,502
Assets not used in operations - Net	52,014	54,035	52,014	54,035

See notes to financial statements

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED)

BALANCE SHEETS

AS AT JUNE 30, 2002 AND DECEMBER 31, 2001

(Amount : Thousand Baht)

ASSETS (Continued)	Consolidated		The Company Only	
	As at June 30, 2002 (Unaudited)	As at December 31, 2001 (Restated) (Audited)	As at June 30, 2002 (Unaudited)	As at December 31, 2001 (Restated) (Audited)
Property, plant and equipment - Net	3,013,214	2,999,017	3,002,628	2,437,733
Investments in telephone services expansion project - Net (Note 7)	1,290	1,290	1,290	1,290
Cost of telephone service expansion project				
transferred to Telephone Organization of Thailand - Net (Note 8)	36,613,181	37,664,209	36,721,983	37,772,389
Other assets				
Prepaid income tax and withholding tax	254,498	197,572	251,575	194,650
Value added tax	-	283,106	-	283,106
Refundable deposits and others	47,853	44,171	34,988	30,985
Total Other Assets	302,351	524,849	286,563	508,741
Total Non - Current Assets	40,200,628	41,303,335	40,668,301	41,343,925
Total Assets	44,705,496	45,378,613	45,147,536	45,202,108

See notes to financial statements

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED)

BALANCE SHEETS

AS AT JUNE 30, 2002 AND DECEMBER 31, 2001

(Amount : Thousand Baht)

LIABILITIES AND SHAREHOLDERS' EQUITY	Consolidated		The Company Only	
	As at June 30, 2002 (Unaudited)	As at December 31, 2001 (Restated) (Audited)	As at June 30, 2002 (Unaudited)	As at December 31, 2001 (Restated) (Audited)
CURRENT LIABILITIES				
Accounts payable - trade (Note 9)	1,148,989	1,070,429	1,121,276	1,027,513
Accounts payable - others	79,709	292,161	78,283	116,592
Current portion of long-term loans	392,844	249,877	392,844	249,877
Payable to subsidiary companies (Note 4)	-	-	514,629	137,168
Income tax payable	16,909	48,393	-	-
Accrued long distance circuit rental expenses	189,620	117,620	189,620	117,620
Accrued conduit rental expenses	147,073	155,650	147,073	155,650
Accrued interest expense	5,121	8,265	5,121	8,265
Accrued financial advisory and legal fee expenses	13,430	17,252	13,430	17,252
Accrued expenses	159,196	186,054	150,165	177,080
Other current liabilities	164,988	191,181	147,478	153,360
Total Current Liabilities	2,317,879	2,336,882	2,759,919	2,160,377
NON - CURRENT LIABILITIES				
Long - term loans - net of portion presented in current liabilities	30,327,299	32,062,185	30,327,299	32,062,185
Total Liabilities	32,645,178	34,399,067	33,087,218	34,222,562
SHAREHOLDERS' EQUITY				
Share Capital				
Authorized share capital 7,000,000,000 ordinary shares, Baht 10 par value	70,000,000	70,000,000	70,000,000	70,000,000
Issued and fully paid-up share capital 2,812,345,504 shares and 2,812,323,464 shares in 2002 and 2001, respectively	28,123,455	28,123,235	28,123,455	28,123,235
Premium on share capital	670,471	670,584	670,471	670,584
Retained earnings (deficit)				
Legal reserve	63,358	63,358	63,358	63,358
Deficit	(16,796,966)	(17,877,631)	(16,796,966)	(17,877,631)
Shareholders' Equity - net	12,060,318	10,979,546	12,060,318	10,979,546
Total Liabilities and Shareholders' Equity	44,705,496	45,378,613	45,147,536	45,202,108

See notes to financial statements

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED)

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

(UNAUDITED)

(Amount : Thousand Baht Except Basic Earnings (Loss) per Share)

	Consolidated		The Company Only	
	2002	2001	2002	2001
REVENUES				
Income from Telephone Services				
Expansion Joint - Investment Agreement	1,726,152	1,642,782	1,679,699	1,453,425
Sales and services income	23,440	27,058	-	-
Equity in net income of subsidiaries	-	-	11,674	43,349
Interest income	8,923	4,363	8,240	3,432
Gain on exchange rate - net	806,400	-	806,400	-
Other income (Note 4)	51,407	114,537	46,896	169,849
Total Revenues	2,616,322	1,788,740	2,552,909	1,670,055
EXPENSES				
Cost of sales and services	94,650	176,761	-	-
Operating, administrative and general expenses	589,907	496,822	624,986	575,337
Loss on exchange rate - net	-	193,614	-	189,782
Depreciation and amortization	643,003	609,198	644,658	611,415
Directors' remuneration	2,082	2,969	2,082	2,969
Total Expenses	1,329,642	1,479,364	1,271,726	1,379,503
PROFIT BEFORE INTEREST EXPENSE, INCOME TAX AND EXTRAORDINARY ITEM	1,286,680	309,376	1,281,183	290,552
INTEREST EXPENSE	(445,177)	(637,747)	(445,177)	(637,747)
INCOME TAX	(5,497)	(18,824)	-	-
NET PROFIT (LOSS) BEFORE EXTRAORDINARY ITEM	836,006	(347,195)	836,006	(347,195)
EXTRAORDINARY ITEM - GAIN ON DEBT RESTRUCTURING	-	1,511,569	-	1,511,569
NET PROFIT	836,006	1,164,374	836,006	1,164,374
BASIC EARNINGS (LOSS) PER SHARE				
PROFIT (LOSS) BEFORE EXTRAORDINARY ITEM	0.30	(0.31)	0.30	(0.31)
EXTRAORDINARY ITEM	-	1.34	-	1.34
NET PROFIT	0.30	1.03	0.30	1.03

See notes to financial statements

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED)

STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

(UNAUDITED)

(Amount : Thousand Baht Except Basic Earnings (Loss) per Share)

	Consolidated		The Company Only	
	2002	2001	2002	2001
REVENUES				
Income from Telephone Services				
Expansion Joint - Investment Agreement	3,334,379	3,309,324	3,095,195	2,997,679
Sales and services income	53,148	56,406	-	-
Equity in net income of subsidiaries	-	-	64,935	49,603
Interest income	15,497	5,182	14,269	3,513
Gain on exchange rate - net	1,115,915	-	1,112,576	-
Other income (Note 4)	81,894	136,642	140,888	244,045
Total Revenues	4,600,833	3,507,554	4,427,863	3,294,840
EXPENSES				
Cost of sales and services	217,221	329,105	-	-
Operating, administrative and general expenses	1,131,543	1,109,035	1,202,453	1,255,485
Loss on exchange rate - net	-	797,088	-	783,951
Depreciation and amortization	1,242,058	1,211,491	1,245,297	1,215,894
Directors' remuneration	4,191	5,875	4,191	5,875
Total Expenses	2,595,013	3,452,594	2,451,941	3,261,205
PROFIT BEFORE INTEREST EXPENSE, INCOME TAX AND EXTRAORDINARY ITEM	2,005,820	54,960	1,975,922	33,635
INTEREST EXPENSE	(895,257)	(1,336,990)	(895,257)	(1,336,990)
INCOME TAX	(29,898)	(21,325)	-	-
NET PROFIT (LOSS) BEFORE EXTRAORDINARY ITEM	1,080,665	(1,303,355)	1,080,665	(1,303,355)
EXTRAORDINARY ITEM - GAIN ON DEBT RESTRUCTURING	-	1,511,569	-	1,511,569
NET PROFIT	1,080,665	208,214	1,080,665	208,214
BASIC EARNINGS (LOSS) PER SHARE				
PROFIT (LOSS) BEFORE EXTRAORDINARY ITEM	0.38	(1.16)	0.38	(1.16)
EXTRAORDINARY ITEM	-	1.34	-	1.34
NET PROFIT	0.38	0.18	0.38	0.18

See notes to financial statements

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

(UNAUDITED)

(Amount : Thousand Baht)

	Consolidated				
	Issued and paid-up share capital	Premium (discount) on share capital	Retained Earnings (Deficit) Appropriated	Retained Earnings (Deficit) Unappropriated	Total
Balance at the beginning of period January 1, 2002 - before adjustment	28,123,235	670,584	63,358	(17,835,515)	11,021,662
Correction of fundamental error of income (Note 10)	-	-	-	(42,116)	(42,116)
Balance at the beginning of period January 1, 2002 - as restated	28,123,235	670,584	63,358	(17,877,631)	10,979,546
Net profit	-	-	-	1,080,665	1,080,665
Common shares	220	(113)	-	-	107
Balance at the end of period June 30, 2002	28,123,455	670,471	63,358	(16,796,966)	12,060,318
Balance at the beginning of period January 1, 2001	11,250,000	9,360,300	63,358	(17,411,211)	3,262,447
Net profit	-	-	-	208,214	208,214
Common shares	-	-	-	-	-
Balance at the end of period June 30, 2001	11,250,000	9,360,300	63,358	(17,202,997)	3,470,661

	The Company Only				
	Issued and paid-up share capital	Premium (discount) on share capital	Retained Earnings (Deficit) Appropriated	Retained Earnings (Deficit) Unappropriated	Total
Balance at the beginning of period January 1, 2002 - before adjustment	28,123,235	670,584	63,358	(17,835,515)	11,021,662
Correction of fundamental error of income (Note 10)	-	-	-	(42,116)	(42,116)
Balance at the beginning of period January 1, 2002 - as restated	28,123,235	670,584	63,358	(17,877,631)	10,979,546
Net profit	-	-	-	1,080,665	1,080,665
Common shares	220	(113)	-	-	107
Balance at the end of period June 30, 2002	28,123,455	670,471	63,358	(16,796,966)	12,060,318
Balance at the beginning of period January 1, 2001	11,250,000	9,360,300	63,358	(17,411,211)	3,262,447
Net profit	-	-	-	208,214	208,214
Common shares	-	-	-	-	-
Balance at the end of period June 30, 2001	11,250,000	9,360,300	63,358	(17,202,997)	3,470,661

See notes to financial statements

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED)

STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

(UNAUDITED)

(Amount : Thousand Baht)

	Consolidated		The Company Only	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net profit	1,080,665	208,214	1,080,665	208,214
Adjustments to reconcile net profit to net cash provided by (used in) operating activities				
Gain on debt restructuring	-	(1,511,569)	-	(1,511,569)
Depreciation and amortization	1,290,159	1,294,567	1,245,297	1,215,894
Compound interest	116,487	-	116,487	-
Provide provision for doubtful accounts	520	21,131	520	21,131
Loss on impairment of assets	(1,800)	-	(1,800)	-
Unrealized (gain) loss on exchange rates	(1,095,015)	775,760	(1,095,015)	784,134
Equity in net income of subsidiaries	-	-	(64,935)	(49,603)
Gain on disposal of fix assets	(31,594)	(7,507)	(19,708)	(6,838)
Income from Operating Activities before Changes in Operating Assets and Liabilities	1,359,422	780,596	1,261,511	661,363
Decrease (increase) in operating assets				
Proceeds from refundable of value added tax and corporate tax	-	1,126,956	-	1,126,956
Payment to telephone organization of Thailand in accordance with the result of debt restructuring	-	(644,106)	-	(644,106)
Receivable from Telephone Organization of Thailand	(113,871)	(333,051)	(112,657)	(333,051)
Receivable from subsidiary and related companies	-	-	101,945	(41,096)
Accounts receivable - Others	1,527	(80,837)	(7,293)	(83,673)
Inventories	64,086	(129,022)	64,153	(129,024)
Prepaid income tax and withholding tax	226,181	(33,817)	226,181	(35,806)
Refundable value added tax	(175,838)	(501)	(174,351)	110
Other current assets	(11,004)	(231,271)	(4,991)	(215,531)
Increase (decrease) in operating liabilities				
Accounts payable - trade	(25,807)	20,127	(10,604)	7,590
Accounts payable - others	(104,184)	(103,408)	(38,310)	(33,208)
Income tax payable	(31,485)	(16,571)	-	-
Payable to subsidiary and related companies	-	-	(89,263)	34,352
Accrued long distance circuit rental expense	72,000	(38,714)	72,000	(38,714)
Accrued conduit rental expense	(8,576)	14,976	(8,576)	14,976
Accrued interest expenses	(3,144)	283,819	(3,144)	283,819
Other current liabilities	(56,873)	42,956	(36,619)	28,769
Net Cash Provided by Operating Activities	1,192,434	658,132	1,239,982	603,726

See notes to financial statements

TT&T PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY : THAI TELEPHONE & TELECOMMUNICATION PUBLIC COMPANY LIMITED)

STATEMENTS OF CASH FLOWS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

(UNAUDITED)

(Amount : Thousand Baht)

	Consolidated		The Company Only	
	2002	2001	2002	2001
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of fixed assets	34,121	7,996	20,411	7,009
Decrease in short-term investments	228,292	133,219	228,292	133,219
Increase in property, plant and equipment	(191,827)	(97,586)	(125,788)	(71,860)
Increase in investments in telephone services expansion project	(60,207)	(73,305)	(60,829)	(74,982)
Decrease (increase) in deposits and others	(3,682)	9,249	(4,003)	7,005
Net Cash Provided by (Used in) Investing Activities	6,697	(20,427)	58,083	391
CASH FLOWS FROM FINANCING ACTIVITIES				
Increase from increase capital	107	-	107	-
Decrease in long-term loans	(617,292)	-	(617,292)	-
Net Cash Used in Financing Activities	(617,185)	-	(617,185)	-
NET INCREASE IN CASH	581,946	637,705	680,880	604,117
CASH AND CASH EQUIVALENTS, AT BEGINNING OF PERIOD	1,047,892	3,048,195	752,784	2,911,249
CASH AND CASH EQUIVALENTS, AT END OF PERIOD	1,629,838	3,685,900	1,433,664	3,515,366
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION				
1. Cash payments during the periods:				
Interest expenses	781,914	1,209,110	781,914	1,209,110
Income tax	101,443	70,420	40,059	35,806
2. Cash and cash equivalent consist of:				
Cash on hand and in banks	821,838	3,685,900	733,664	3,515,366
Short-term investment with maturity date within 3 months	808,000	-	700,000	-

See notes to financial statements

NOTE 1 - ECONOMIC ENVIRONMENT AND BASIS OF FINANCIAL STATEMENT PRESENTATION

The accompanying interim financial statements have been presented in accordance with the Accounting Standards No. 41, entitled "Interim Financial Reporting" by selecting the presentation of the interim financial statements in a summarized form. However, there is an extension on the presentation of balance sheet, statement of income, changes in shareholders' equity and cash flows, according to the Notification of the Department of Commercial Registration dated September 14, 2001, issued under the Accounting Act B.E. 2543 and in conformity with generally accepted accounting principles practiced in Thailand, including additional disclosure as specified according to the Notification of Securities and Exchange Commission and regulation of Stock Exchange of Thailand.

The interim financial report is intended to provide an update on the financial statements for the year ended December 31, 2001. It focuses on provision of updated information on new activities, events and circumstances. To avoid repetition of information previously reported, these interim financial statements should be read in conjunction with the financial statements for the year ended December 31, 2001.

As required by Thai law and regulatory requirements, the Company's financial statements have been prepared in the Thai language. They have been translated into English for the convenience of the reader.

The consolidated interim financial statements include the accounts of TT&T Public Company Limited ("the Company") (Formerly Thai Telephone & Telecommunication Public Company Limited) and its subsidiaries (TT & T Subscriber Services Co., Ltd. and TT & T Value Added Service Co., Ltd.), 99.993% and 99.999% (directly hold 66.66% and indirectly hold 33.33%) owned by the Company, respectively. Such subsidiaries were established on September 7, 1993 and October 20, 1994, respectively. TT & T Subscriber Services Co., Ltd. engages in the sale of telephone equipment and installation to the subscribers and installation of dropwire to TT&T Public Company Limited while TT & T Value Added Service Co., Ltd. engages in the cable TV business including installation and maintenance services. In 1997, the management resolved to cease project of the cable TV business and change to do the public telephone business in provincial area instead.

Significant intercompany transactions with the subsidiaries have been eliminated in the consolidated interim financial statements.

The Company's operations have been affected significantly, and may continue to be affected for the foreseeable future, by the country's unstable economy caused by the currency volatility in the Asia Pacific region. The Company is in the public utilities business that needs large capital investment and loans to import equipment for this project. The volatility in Baht currency and the slowdown in the economic growth in Thailand caused the Company difficulty in repaying some portion of loans due within the third quarter of 1998. The Company incurred a net profit of Baht 1,081 million for the six-month period ended June 30, 2002. The Company and subsidiaries incurred a net profit of Baht 1,081 million for the six-month period ended June 30, 2002. However, management believes that the going concern basis of preparation the financial statements is appropriate because the Company succeeded in debt restructuring with financial creditors and major creditors and also believes that the Company will succeed in debt restructuring with the remaining creditors. Nevertheless, the economic situation is uncertain and may have an effect on the Company's success in future operations and generating sufficient cash flows from operations to meet conditions under the agreements related to debt restructuring. The ultimate outcome of this matter cannot presently be determined. The accompanying financial statements reflect management's current assessments of the impact to date of the economic situation on the financial position of the Company. Actual results could differ from the management's current assessments and such differences could be material.

Management believes that the going concern basis of presentation is appropriate based upon its debts restructuring. Also the Company has certain countermeasures such as increasing telephone services income as well as value added services income especially on data communication and internet related services, by concentration on a marketing strategy in order to increase subscribed lines, especially for the business sector, and reducing operating expenses, etc. The accompanying financial statements have been prepared assuming that the Company and subsidiaries will continue as a going concern and, the Company succeeded in debt restructuring with major creditors and presumes that the Company will succeed in debt restructuring with the remaining creditors and can comply with the conditions defined in the agreements related to debt restructuring. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company and subsidiaries be unable to continue as a going concern.

NOTE 2 - GENERAL INFORMATION AND PROGRESS OF OPERATIONS

TT&T Public Company Limited was registered on June 29, 1992 for the purpose of joint-undertaking of and investment in the expansion project of telephone service with The Telephone Organization of Thailand (TOT) in the provincial areas including the installation of 1.5 million telephone lines. The Company started its commercial operations relating to the agreement in October 1993. The Company was registered as a public company on January 27, 1994. The principal shareholders are Jasmine International Public Company Limited, Jasmine Telecom System Co., Ltd., Nippon Telegraph and Telephone West Corporation and Loxley Public Company Limited.

Presently, the Company's head office is located at 252/30 Muang Thai-Phatra Complex Tower 1, Floor 24, Ratchadaphisek Road, Huaykwang, Bangkok 10320. As at June 30, 2002 and 2001, the Company had 3,193 employees and 3,286 employees, respectively. The employee costs for the sixth-month periods ended June 30, 2002 and 2001 amounted to approximately Baht 378 million and Baht 416 million, respectively.

At present, the process of amendment to the principles of concession conversion is under way in order to be more practical. Therefore, no negotiation with related government agencies has been carried on to date.

On February 20, 2002, the Extraordinary Shareholders Meeting approved the Company's name change to "TT & T Public Company Limited" in which the registration of such name change to the Ministry of Commerce was made on February 22, 2002.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements have been prepared in accordance with the accounting standards issued by The Institute of Certified Accountants and Auditors of Thailand. The significant accounting policies used to prepare the interim financial statements for the six-month ended June 30, 2002 are consistent with those used to prepare the financial statements for the year ended December 31, 2001.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has certain transactions with its related companies. A portion of the Company's assets, liabilities, revenues and expenses arose from transactions with said related companies. These companies are related through common shareholdings and/or directorships.

The Company entered into purchase and installation equipment agreements in Telephone Services Expansion Project of 1.5 million numbers with various related companies. Under the terms of the agreements, the related companies will supply and install the equipment in the system including providing extra services relating to the investment project of 1.5 million numbers. The prices are made through a bidding process and will be used as reference prices in the next pricing.

The Company entered into car and equipment leasing contracts with a subsidiary company to provide the fault complaint reception and dropwire maintenance services. The rental fee is Baht 7.4 million per month.

The Company entered into service and consultancy service agreements with two subsidiary companies. The Company will provide technical assistance and financial, legal and marketing consultancy services to such related companies. Under the terms of the agreements, the Company will receive the service fees at the total amount of Baht 3 million per month. During the second quarter, the Company has stopped to provide the services and consulting to a subsidiary. Therefore, the service fee has reduced to Baht 2 million per month.

Significant outstanding balances of receivable from and payable to related companies, which were separately presented in balance sheets as at June 30, 2002 and December 31, 2001, are as follows:

	In Million Baht			
	Consolidated		The Company Only	
	2002	2001	2002	2001
Receivable from subsidiary companies				
- TT&T Subscriber Services Co., Ltd.	-	-	10	25
- TT & T Value Added Services Co., Ltd.	-	-	-	88
Total	-	-	10	113
Payable to subsidiary companies				
- TT&T Subscriber Services Co., Ltd.	-	-	48	62
- TT & T Value Added Services Co., Ltd.	-	-	467	75
Total	-	-	515	137

Significant transactions between the Company and the related companies for the three-month and six-month periods ended June 30, 2002 and 2001 are as follows:

	2002 (In Million Baht)			
	Consolidated		The Company Only	
	Three-month	Sixth-month	Three-month	Sixth-month
Purchase and installation dropwire	-	-	42	63
Purchase and dropwire maintenance	-	-	15	33
Lease line rental and maintenance income	-	-	-	53
Cars and equipment rental	-	-	22	44
Consultancy income	-	-	6	15
Office rental and service income	-	-	1	3
Purchase and maintenance equipments	-	-	4	15

	2001 (In Million Baht)			
	Consolidated		The Company Only	
	Three-month	Sixth-month	Three-month	Sixth-month
Purchase and installation dropwire	-	-	46	76
Purchase and dropwire maintenance	-	-	16	28
Lease line rental and maintenance income	-	-	43	84
Cars and equipment rental	-	-	27	54
Consultancy income	-	-	9	18
Office rental and service income	-	-	3	6

NOTE 5 - RECEIVABLE FROM TELEPHONE ORGANIZATION OF THAILAND

As at June 30, 2002 and December 31, 2001, the telephone service subscriber receivables that the Company has billed and not billed to TOT and considered as problem accounts, classified by their aging of overdue balances, are as follows:

	In Million Baht	
	2002	2001
Over 3 months to 6 months	26.3	23.0
Over 6 months to 12 months	17.0	20.2
Over 12 months	81.9	79.7
Total	125.2	122.9

As at June 30, 2002 and December 31, 2001, the Company provided allowances for the doubtful receivables of approximately Baht 138.5 million and Baht 138.0 million, respectively. The management believes that the provision is adequate for the possible loss from uncollectible amounts. Furthermore, in the year 2001, subscribers are required to make a deposit of Baht 3,000 per line. In case of uncollectible amounts, TOT can offset the unpaid balance against such deposit. Besides, the Company has certain means to accelerate the collection including the issuance of legal notices to follow-up the long outstanding balances and referring the cases to Legal Division of TOT.

NOTE 6 - INVESTMENTS IN SUBSIDIARY COMPANIES - At Equity Method

As at June 30, 2002 and December 31, 2001, the investments in subsidiary companies consisted of:

	The Company Only (In Million Baht)			
	Cost Method		Equity Method	
	2002	2001	2002	2001
TT & T Subscriber Services Co., Ltd.	10	10	140	123
TT & T Value Added Services Co., Ltd.	100	100	268	425
Total	110	110	408	548

Pursuant to the Extraordinary Shareholders Meeting No. 1/2545 dated March 13, 2002, TT & T Value Added Service Company Limited announced its interim dividend payment to all shareholders at the rate of Baht 20.52 per share for its total 15 million shares. Total dividend payment shall be totaling Baht 307.8 million.

NOTE 7 - INVESTMENTS IN TELEPHONE SERVICES EXPANSION PROJECT

As at June 30, 2002 and December 31, 2001, the outstanding balance of investments in Telephone Services Expansion Project was in the process of verifying the accuracy of such accounting balance for transferring to TOT under the term of the Concession Agreement.

NOTE 8 - COST OF TELEPHONE SERVICES EXPANSION PROJECT TRANSFERRED TO TELEPHONE ORGANIZATION OF THAILAND

This account represents amounts being transferred from the accounts "Investments in Telephone Services Expansion Project" and "Deferred Project Cost" based on apportioning the telephone numbers being accepted by Telephone Organization of Thailand (TOT). These are amortized over the remaining period of the Concession Agreement with TOT (up to June 2019) commencing from the dates on which the assets or the ownership are transferred.

TOT has already accepted the total telephone network equipment of 1.5 million numbers in the second quarter of 1998. However, some transactions in investments in telephone services expansion project have not been transferred from the accounts "Investments in Telephone Services Expansion Project" to "Cost of Telephone Service Expansion Project Transferred to Telephone Organization of Thailand" amounting to Baht 1.29 million, as at June 30, 2002 and as at December 31, 2001. These results in the amortization of such "Cost of Telephone Service Expansion Project Transferred to Telephone Organization of Thailand" having not yet been done.

NOTE 9 - ACCOUNTS PAYABLE

As at June 30, 2002 and December 31, 2001, the Company has outstanding balances payable to a state enterprise for acquiring equipment amounting to Baht 817 million. The Company has not yet received invoices from such payable but recorded in the account based on the Company's method of estimation. To handle this issue, the Company incorporated it into the rehabilitation plan, which was approved by the creditors and the Bankruptcy Court. Nevertheless, it involved a great deal of details for investigation; the Company is now working under control of the Official Receiver.

Since the creditor banks have suspended drawdowns from the available facilities, the Company consequently was unable to pay for the equipment and installation of telephone network to its suppliers. Therefore, the Company has negotiated and agreed with some equipment suppliers for further deferred payment with interest accruing in the accrued interest expense account. These payables bear interest, which is accrued in the account of accrued interest expense. For the accounts payable of major equipment suppliers, the accrued interest rates were calculated according to those stated in the loan agreements which the Company has entered with the banks for financing the equipment. For the accounts payable of some contractors, the accrued interest was based on the Minimum Loan Rate (MLR) plus agreed premium or discount. This resulted in interest rates of 5% - 11.6% per annum. The starting dates for interest calculation will depend on agreement between the Company and each supplier or contractor. Nevertheless, in accordance with the signing of debts restructuring agreements on June 29, 2001 as well as the occurrence of Closing Date on September 3, 2001, the outstanding payable including accrued interest expenses have been partially paid, converted liabilities to share and arranged to long term loans on the Closing Date pursuant to the debts.

NOTE 10 – FUNDAMENTAL ERROR

In the fourth quarter of 2001 and the first quarter of 2002, the Company had over recorded the income from TOT, amounting to approximately Baht 42.12 million and Baht 51.25 million respectively, the resulting in the loss for the fourth quarter of 2001 being understated amounting to approximately Baht 42.12 million and the profit for the first quarter of 2002 being overstated amounting to approximately Baht 51.25 million. As the economy price for the long distance call service (T-Tel) does not cover the mobile phone call service fee and does not include the service fee charged to TOT, which the Company has investigated and reported to TOT. The Company has made adjustments to the beginning balance of deficit as at January 1, 2002 and the profit for the first quarter of 2002 to correct the errors made. The impact to the basic earnings (loss) per share for 2001 and the first quarter of 2002 is as follows:

	(Amount : Baht)	
	For the year 2001	For the first quarter of 2002
Net profit (loss) before extraordinary item and adjustment entry	(1.21)	0.11
Adjustment entry	(0.03)	(0.02)
Extraordinary item	0.96	-
Net profit (loss)	(0.28)	0.09

NOTE 11 - WARRANTS

Type of warrant	: Warrant to purchase new common shares of the Company in named certificates.
Number of units	: 284 million units
Maturity	: 5 years
Offering	: Offer to creditors of the Company and existing shareholders in their entirety pursuant to the Company's rehabilitation plan.
Offering price	: Baht 0 per unit
Exercise price	: Baht 4.85 per share
Exercise right per unit	: 1 unit to 1 common share
Number of common shares allotted and reserved for exercise rights	: 284 million shares
Secondary market	: The Company will register the warrants as listed securities on the Stock Exchange of Thailand.

In the fourth quarter of 2001, the Company had issued a share warrant covering 281,155,610 units which were to be recorded when the warrant holder used his right to purchase the Company's ordinary shares, as per the following details:

Warrant holders' exercise right to purchase common shares (No. of shares)	Registration date of increase of share capital
3,445	January 17, 2002
300	February 13, 2002
2,460	April 12, 2002
15,000	May 10, 2002
835	June 6, 2002
400	July 8, 2002

NOTE 12 - ASSETS USED AS COLLATERAL

As at June 30, 2002 and December 31, 2001, the Company's current accounts, savings accounts, fixed deposit accounts, and short-term investments in promissory notes amounting to Baht 1,686 million and Baht 1,248 million respectively, have been pledged as collaterals to all creditors. The Company has the obligations under the Debt Restructuring Agreement for utilizing the money which the creditor's approval is needed to authorize the annual budget.

NOTE 13 - SEGMENT INFORMATION

The Company was registered for the purpose of joint-undertaking of investment in the expansion project of telephone services with the Telephone Organization of Thailand in the provincial areas including the installation of the telephone number. The management considers the operations as one business and the operation of the subsidiaries are in connection with the Company's business in servicing to the telephone subscribers with the types of the operation complement each other. For this reason, the management considers this as one segment of operation. In addition, in terms of areas of services and marketing areas, the management also considers as one segment of operation because the Company and subsidiaries operate only in the Kingdom of Thailand.

NOTE 14 - COMMITMENT AND CONTINGENT LIABILITIES

14.1 As at June 30, 2002, the Company was contingently liable to a local bank for letters of guarantee issued by the said bank in favor of other government units amounting to approximately Baht 58 million. The letters of guarantee covered the guarantee for the Company's compliance with the provision of the agreements.

As at December 31, 2001, the Company was contingently liable to two local banks for letters of guarantee issued by said banks in favor of TOT amounting to approximately Baht 250 million. The letters of guarantee covered the guarantee for the Company's compliance with the provision of the agreements for joint operation and investment in the expansion project of the telephone services. In second quarter of 2002, the Company has received the letters of guarantee amounting to Baht 250 million from TOT.

14.2 A subsidiary entered into purchase agreement for additional public telephone sets with a local company totaling USD 11.1 million (included air freight). As at March 29, 2002, the subsidiary paid for the public telephone amounting to USD 8.7 million and recorded the said assets in the account "Public Telephone Equipment" since the subsidiary already received all the public telephone under the agreement (see note 15 to the financial statements).

14.3 As at June 30, 2002 the Company and a subsidiary company have had many car lease agreements, with lease terms of not more than 4 years and a combined monthly lease of Baht 5.62 million.

14.4 The Company was contingently liable to the Revenue Department for tax audits for the years 1993 to 1998. According to the letters issued by the Revenue Department to inform the result of the audit dated June 29, 2000 and July 27, 2000, the Company was ordered to pay tax, penalty and surcharge for the Personal Withholding Tax for the year 1993 amounting to approximately Baht 0.3 million, the Corporate Income Tax for the year 1994 amounting to approximately Baht 91.2 million and the Specific Business Tax for the years 1994 to 1998 amounting to approximately Baht 78.5 million. However, the Company has appealed for the cancellation of the assessment of the Corporate Income Tax for the year 1994 and the Specific Business Tax for the years 1994 to 1998 and to waive penalty and/or surcharge from such assessments. The accompanying financial statements did not record the said tax, penalty and surcharge since the outcomes of the appeal are not known. However, the Company has incorporated this dispute into the rehabilitation proceeding including its counter claim for the Revenue Department to refund its Value Added Tax (VAT) regarding the downward adjustment in the value of assets transferred to TOT and the related delay interest. On January 25, 2001, the Official Receiver has issued such counter claim letter to the Revenue Department asking for payment including accrued interest to the Company in the aggregate amount of Baht 1,205 million. The Revenue Department then responded to the Official Receiver on February 12, 2001 to object solely on interest calculation method and the Company's right to receive interest. On March 1, 2001, the Revenue Department submitted the confirmation letter regarding VAT reimbursement of Baht 920 million to the Company. Such VAT amount has been transferred to the Company's bank account on April 26, 2001. For the dispute on interest calculation, the Company and the

Revenue Department have reached an agreement to solve this problem together and then reported the resolution to the Official Receiver on April 20, 2001. According to the agreement, the Revenue Department agreed to pay for the interest at the amount of Baht 73.6 million to the Company. The Company received such payment from the Revenue Department on June 28, 2001.

On July 30, 2001, the official from Seizure Department ordered the Company to pay the corporate income tax for the year 1994 amounting to approximately Baht 91.2 million and value added tax and the related penalty amounting to approximately Baht 22.6 million to the Revenue Department and waived the payment of Specific Business Tax for the year 1994 to 1998 amounting to approximately Baht 78.5 million. On September 21, 2001, the Revenue Department has objected the Seizure Official's order to the Central Bankruptcy Court in case of Specific Business Tax omission payment. However, the result has not yet presently been known. On October 4, 2001, the Company received the appeal judgment from the Appeal Committee of the Revenue Department dated September 11, 2001, which ordered the Company to pay corporate income tax, penalty, and surcharge amounting to approximately Baht 91.2 million and the Specific Business Tax, penalty, and surcharge amounting to approximately Baht 78.5 million. However, it has provided 50% discount on the penalty charges on Specific Business Tax so the remaining amount to be paid was approximately Baht 51.7 million. The Company is in the process of appealing to the Tax Court to object the judgment on the Specific Business Tax.

The Company had recorded the Specific Business Tax, together with a fine and a surcharge, totalling Baht 51.7 million and the Company had requested for a tax relief for which a letter of guarantee to the Revenue Department had been issued. The Tax Court had dismissed the appeal submitted by the company. The Company therefore reappealed to the Supreme Court on June 10, 2002. At present the result of the said appeal is not yet known.

NOTE 15 - OTHER

On March 26, 2002, the Company had novated the debt in relation to the Sale and Purchase by Installment Agreement of Public Phones from TT&T Value Added Service Co., Ltd. (a subsidiary company), at it's book value of Baht 108.3 million (approximately USD 2.4 million). The Company, on March 29, 2002, had received a transfer of all assets of this particular subsidiary at the book value of approximately Baht 575 million as per conditions stipulated in the agreement dated on the Business Transfer Date (March 29, 2002) and in complying with the Resolution of the Extraordinary Meeting of Shareholders on February 20, 2002 as well as the Resolution of Board of Directors Meeting on March 20, 2002.

NOTE 16 - RECLASSIFICATION OF ACCOUNTS

Certain accounts in the 2001 interim and annual financial statements have been reclassified to conform to the 2002 interim financial statement presentation.

NOTE 17 - SUBSEQUENT EVENT

The warrant holders have exercised the right to purchase the Company's common shares, amounting to 400 shares. The company had registered the increase of share capital with the Ministry of Commerce amounting to Baht 4,000 on July 8, 2002.